UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Constellation Brands, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

Class A 21036P 10 8

(CUSIP Number)

David M. Silk, Esq.

Victor Goldfeld, Esq.

Wachtell, Lipton, Rosen & Katz

51 W 52nd Street

New York, NY 10019

(212) 403-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d01(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. Class A 21036P 10 8

1	NAME OF REPORTING PERSONS Richard Sands
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0
	8	SHARED VOTING POWER Class A Shares 1,078,304
	9	SOLE DISPOSITIVE POWER Class A Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 29,125,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 29,125,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 15.8%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS Robert Sands
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 8,600
	8	SHARED VOTING POWER Class A Shares 1,441,249
	9	SOLE DISPOSITIVE POWER Class A Shares 8,600
	10	SHARED DISPOSITIVE POWER Class A Shares 29,488,545

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 29,497,145
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 16.0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS Abigail Bennett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 37,415
	8	SHARED VOTING POWER Class A Shares 0
	9	SOLE DISPOSITIVE POWER Class A Shares 37,415
	10	SHARED DISPOSITIVE POWER Class A Shares 9,264,764

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 9,302,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 5.0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS Zachary Stern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 33,415
	8	SHARED VOTING POWER Class A Shares 41,310
	9	SOLE DISPOSITIVE POWER Class A Shares 33,415
	10	SHARED DISPOSITIVE POWER Class A Shares 9,306,074

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 9,339,489
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 5.1%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS Astra Legacy LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0
	8	SHARED VOTING POWER Class A Shares 28,047,610
	9	SOLE DISPOSITIVE POWER Class A Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 28,047,610
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 15.2%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS A&Z 2015 Business Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0
	8	SHARED VOTING POWER Class A Shares 9,264,764
	9	SOLE DISPOSITIVE POWER Class A Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 9,264,764

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 9,264,764
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 5.0%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS RSS 2015 Business Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0
	8	SHARED VOTING POWER Class A Shares 1,412,492
	9	SOLE DISPOSITIVE POWER Class A Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 1,412,492

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 1,412,492
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 0.8%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS RES Master LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0
	8	SHARED VOTING POWER Class A Shares 187,226
	9	SOLE DISPOSITIVE POWER Class A Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 187,226

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 187,226
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 0.1%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS RSS Master LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0
	8	SHARED VOTING POWER Class A Shares 550,214
	9	SOLE DISPOSITIVE POWER Class A Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 550,214

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 550,214
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 0.3%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS RCT 2020 Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0
	8	SHARED VOTING POWER Class A Shares 675,000
	9	SOLE DISPOSITIVE POWER Class A Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 675,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 675,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 0.4%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS WildStar Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0
	8	SHARED VOTING POWER Class A Shares 0
	9	SOLE DISPOSITIVE POWER Class A Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 28,047,296

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 28,047,296
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 15.2%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS RES Business Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0
	8	SHARED VOTING POWER Class A Shares 5,300,000
	9	SOLE DISPOSITIVE POWER Class A Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 5,300,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 5,300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 2.9%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS SER Business Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0
	8	SHARED VOTING POWER Class A Shares 2,687,544
	9	SOLE DISPOSITIVE POWER Class A Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 2,687,544

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 2,687,544
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 1.5%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS RHT 2015 Business Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0
	8	SHARED VOTING POWER Class A Shares 1,350,000
	9	SOLE DISPOSITIVE POWER Class A Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 1,350,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 1,350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 0.7%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS RSS Business Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0
	8	SHARED VOTING POWER Class A Shares 4,518,258
	9	SOLE DISPOSITIVE POWER Class A Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 4,518,258

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 4,518,258
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 2.4%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS SSR Business Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0
	8	SHARED VOTING POWER Class A Shares 2,164,138
	9	SOLE DISPOSITIVE POWER Class A Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 2,164,138

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 2,164,138
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 1.2%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS RCT 2015 Business Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0
	8	SHARED VOTING POWER Class A Shares 1,350,000
	9	SOLE DISPOSITIVE POWER Class A Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 1,350,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 1,350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 0.7%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS MAS Business Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0
	8	SHARED VOTING POWER Class A Shares 100
	9	SOLE DISPOSITIVE POWER Class A Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 0.0%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS NSDT 2009 STZ LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0
	8	SHARED VOTING POWER Class A Shares 20,695
	9	SOLE DISPOSITIVE POWER Class A Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 20,695

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 20,695
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 0.0%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS NSDT 2011 STZ LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0
	8	SHARED VOTING POWER Class A Shares 20,615
	9	SOLE DISPOSITIVE POWER Class A Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 20,615

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 20,615
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 0.0%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS RSS Business Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0
	8	SHARED VOTING POWER Class A Shares 156
	9	SOLE DISPOSITIVE POWER Class A Shares 156
	10	SHARED DISPOSITIVE POWER Class A Shares 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 156
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 0.0%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS SSR Business Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0
	8	SHARED VOTING POWER Class A Shares 158
	9	SOLE DISPOSITIVE POWER Class A Shares 158
	10	SHARED DISPOSITIVE POWER Class A Shares 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 158
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 0.0%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS LES Lauren Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 80,637
	8	SHARED VOTING POWER Class A Shares 0
	9	SOLE DISPOSITIVE POWER Class A Shares 80,637
	10	SHARED DISPOSITIVE POWER Class A Shares 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 80,637
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 0.0%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS MES Mackenzie Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 74,091
	8	SHARED VOTING POWER Class A Shares 0
	9	SOLE DISPOSITIVE POWER Class A Shares 74,091
	10	SHARED DISPOSITIVE POWER Class A Shares 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 74,091
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 0.0%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS The Marilyn Sands Master Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0
	8	SHARED VOTING POWER Class A Shares 0
	9	SOLE DISPOSITIVE POWER Class A Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 0.0%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Sands Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0
	8	SHARED VOTING POWER Class A Shares 818,154
	9	SOLE DISPOSITIVE POWER Class A Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 818,154

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 818,154
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 0.4%
14	TYPE OF REPORTING PERSON CO

Amendment No. 10 to Schedule 13D

This Amendment is being filed by Richard Sands, Robert Sands, Abigail Bennett, Zachary Stern, Astra Legacy LLC (“Astra Legacy”), A&Z 2015 Business Holdings LP (“A&Z 2015 Holdings”), RSS 2015 Business Holdings LP (“RSS 2015 Holdings”), RES Master LLC, RSS Master LLC, RCT 2020 Investments LLC, WildStar Partners LLC (“WildStar Partners”), RES Business Holdings LP (“RES Holdings”), SER Business Holdings LP (“SER Holdings”), RHT 2015 Business Holdings LP (“RHT 2015 Holdings”), RSS Business Holdings LP (“RSS Holdings”), SSR Business Holdings LP (“SSR Holdings”), RCT 2015 Business Holdings LP (“RCT 2015 Holdings”), MAS Business Holdings LP (“MAS Holdings”), NSDT 2009 STZ LLC, NSDT 2011 STZ LLC, RSS Business Management LLC (“RSS Management”), SSR Business Management LLC (“SSR Management”), LES Lauren Holdings LLC (“LES Holdings”), MES Mackenzie Holdings LLC (“MES Holdings”), The Marilyn Sands Master Trust and the Sands Family Foundation. All of the foregoing may be deemed to be acting as a group for purposes of Section 13 of the Securities Exchange Act of 1934 (the “Exchange Act”).

This Amendment amends the amended and restated Schedule 13D filed in October 2001 by Richard Sands, Robert Sands, Marilyn Sands, CWCP-I, a trust for the benefit of Andrew Stern M.D. under the Will of Laurie Sands (the “Marital Trust”), a trust created under Irrevocable Trust Agreement dated November 18, 1987 (the “Grandchildren’s Trust”), and a stockholders group (the “Amended Schedule 13D”), as the Schedule 13D was amended by (i) the Schedule 13D Amendment No. 2 filed on August 3, 2006 by Richard Sands, Robert Sands, the Grandchildren’s Trust, Laurie Sands’ Children’s Trust, Richard Sands’ Children’s Trust, Robert Sands’ Children’s Trust and Richard Sands’ Heirs’ Trust (the “Second Amendment”), (ii) the Schedule 13D Amendment No. 3 filed on February 17, 2009 by Richard Sands, Robert Sands, CWCP-I, the Marital Trust, Abigail Bennett, RES Holdings, RES Business Management LLC (“RES Management”), RSS Holdings, RSS Management, and a stockholders group (the “Third Amendment”), (iii) the Schedule 13D Amendment No. 4 filed on April 30, 2009 by Richard Sands, Robert Sands, Abigail Bennett, Zachary Stern, CWCP-I, the Marital Trust and a stockholders group (the “Fourth Amendment”), (iv) the Schedule 13D Amendment No. 5 filed on July 8, 2011 by Richard Sands, Robert Sands, Abigail Bennett, Zachary Stern, CWCP-I, CWCP-II and a stockholders group, (v) the Schedule 13D Amendment No. 6 filed on June 12, 2017 by Richard Sands, Robert Sands, Abigail Bennett, Zachary Stern, A&Z 2015 Holdings, A&Z 2015 Business Management LLC (“A&Z 2015 Management”), RCT 2015 Holdings, RCT 2015 Business Management LLC (“RCT 2015 Management”), RHT 2015 Holdings, RHT 2015 Business Management LLC (“RHT 2015 Management”), RSS 2015 Holdings, RSS 2015 Business Management LLC (“RSS 2015 Management”), WildStar Partners, RRA&Z Holdings LLC (“RRA&Z Holdings”) and a stockholders group (the “Sixth Amendment”), (vi) the Schedule 13D Amendment No. 7 filed on January 19, 2018 by Richard Sands, Robert Sands, Abigail Bennett, Zachary Stern, Astra Legacy and a stockholders group (the “Seventh Amendment”), (vii) the Schedule 13D Amendment No. 8 filed on April 2, 2022 by Richard Sands, Robert Sands, Abigail Bennett, Zachary Stern, Astra Legacy, A&Z 2015 Holdings, RSS 2015 Business Holdings, RES Master LLC, RSS Master LLC, RCT 2020 Investments LLC, WildStar Partners and a stockholders group (the “Eighth Amendment”), (viii) the Schedule 13D Amendment No. 9 filed on July 1, 2022 by Richard Sands, Robert Sands, Abigail Bennett, Zachary Stern, Astra Legacy, A&Z 2015 Holdings, RSS 2015 Holdings, RES Master LLC, RSS Master LLC, RCT 2020 Investments LLC, WildStar Partners, RES Holdings, SER Holdings, RHT 2015 Holdings, RSS Holdings, SSR Holdings, RCT 2015 Holdings, MAS Holdings, NSDT 2009 STZ LLC, NSDT 2011 STZ LLC, RSS Management, SSR Management, LES Holdings, MES Holdings, The Marilyn Sands Master Trust, Sands Family Foundation and a stockholders group (the “Ninth Amendment”, together with the Amended Schedule 13D, the Second Amendment, the Third Amendment, the Fourth Amendment, the Fifth Amendment, the Sixth Amendment, the Seventh Amendment and the Eighth Amendment, the “Schedule 13D”).

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The class of equity securities to which this Amendment No. 10 to Schedule 13D (this “Amendment”) relates is the Class A Common Stock, par value $0.01 per share (the “Class A Stock”) of Constellation Brands, Inc., a Delaware corporation with its principal offices at 207 High Point Drive, Building 100, Victor, New York 14564 (the “Company”).

Item 2. Identity and Background.

Item 2 of Schedule 13D is hereby revised and supplemented with the following:

(c) The principal occupation of (i) Richard Sands is to serve as a non-executive director of the Company; and (ii) Robert Sands is to serve as non-executive Chairman of the Board of the Company.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On November 10, 2022, following the filing by the Company of an amended and restated certificate of incorporation (the “Charter Amendment”) with the Delaware Secretary of State, each share of Class B Common Stock, par value $0.01 per share, of the Company (the “Class B Stock”) was reclassified, exchanged and converted into one share of Class A Stock and the right to receive $64.64 in cash, without interest (the “Reclassification”).

In connection with the completion of the Reclassification, the Company and the Reporting Persons entered into a registration rights agreement, pursuant to which the Reporting Persons are provided certain rights relating to the registration of their Class A Stock (the “Registration Rights Agreement”).

Pursuant to the Registration Rights Agreement, the Reporting Persons are provided certain rights relating to the registration of their common stock, including (1) a requirement that the Company use its reasonable best efforts to file with the Securities and Exchange Commission (the “SEC”) and have declared effective, as promptly as practicable following the execution of the Registration Rights Agreement, a “shelf” registration statement providing for the registration of the Reporting Persons’ shares of common stock and (2) specified demand and piggyback registration rights.

The description of the Registration Rights Agreement set forth above does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 99.2 and incorporated by reference herein.

Subject to the restrictions (including without limitation restrictions on acquisition and transfer of Company securities) set forth in the Reclassification Agreement and described in the Ninth Amendment, the Reporting Persons reserve the right to acquire or dispose of securities of the Company from time to time, and to take or pursue any other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. As previously disclosed in the Company’s definitive proxy statement/prospectus filed with the SEC on September 21, 2022 in connection with the Reclassification, during the negotiation of the Reclassification Agreement, the Reporting Persons expressed a desire to the special committee of the Board for flexibility to sell a portion of their equity in the Company in the near term following a consummated reclassification transaction for purposes of liquidity and diversification.

Intervening Transactions:

Between the date of the Ninth Amendment and the date hereof, the transactions described below occurred, some of which affected the beneficial ownership of certain of the Reporting Persons:

•	Following the death of Marilyn Sands, The Marilyn Sands Master Trust sold 322,666 shares of Class A Stock and MAS Holdings sold 183,332 shares of Class A Stock on July 15, 2022.

•

Also on July 15, 2022, (a) RSS Master LLC acquired upon conversion of outstanding shares of Class 1 Common Stock, par value $0.01 per share, of the Company (the “Class 1 Stock”) and immediately sold in connection with such conversion 1,244,467 shares of Class A Stock and (b) RES Master LLC acquired upon conversion of outstanding shares of Class 1 Stock and immediately sold in connection with such conversion 952,282 shares of Class A Stock. Such conversions, acquisitions and dispositions did not affect the number of shares of Class A Stock beneficially owned by RSS Master LLC or RES Master LLC because, as previously disclosed in the Schedule 13D, in accordance with the Company’s certificate of incorporation, any shares of Class A Stock issued upon conversion of Class 1 Stock must be sold immediately in connection with the conversion and cannot be held by the beneficial owner of the shares of Class 1 Stock, and accordingly none of the shares of Class A Stock that can or could be acquired upon conversion of Class 1 Stock are or were considered to be beneficially owned by the owner of such Class 1 Stock.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a) – (c) of Item 5 of the Schedule 13D are hereby revised and supplemented with the following:

The table below sets forth the shares of Class A Stock beneficially owned by each Reporting Person. The percentages of ownership were calculated on the basis of 184,433,194 shares of Class A Stock outstanding as of November 10, 2022. In the aggregate, the Reporting Persons beneficially own a total of 29,878,672 shares of Class A Stock.

Name of Beneficial Owner	Sole Power to Vote	Shared Power to Vote		Sole Power to Dispose	Shared Power to Dispose		Total Shares(6)	Percent of Class
Richard Sands	—	1,078,304	(1)	—	29,125,600	(1)	29,125,600	15.8%
Robert Sands	8,600	1,441,249	(2)	8,600	29,488,545	(2)	29,497,145	16.0%
Abigail Bennett	37,415	—		37,415	9,264,764	(3)	9,302,179	5.0%
Zachary Stern	33,415	41,310	(4)	33,415	9,306,074	(3)	9,339,489	5.1%
Astra Legacy(5)	—	28,047,610		—	—		28,047,610	15.2%
A&Z 2015 Holdings	—	9,264,764		—	9,264,764		9,264,764	5.0%
RSS 2015 Holdings	—	1,412,492		—	1,412,492		1,412,492	0.8%
RES Master LLC	—	187,226		—	187,226		187,226	0.1%
RSS Master LLC	—	550,214		—	550,214		550,214	0.3%
RCT 2020 Investments LLC	—	675,000		—	675,000		675,000	0.4%
WildStar Partners(7)	—	—		—	28,047,296		28,047,296	15.2%
RES Holdings	—	5,300,000		—	5,300,000		5,300,000	2.9%
SER Holdings	—	2,687,544		—	2,687,544		2,687,544	1.5%

Name of Beneficial Owner	Sole Power to Vote	Shared Power to Vote	Sole Power to Dispose	Shared Power to Dispose	Total Shares(6)	Percent of Class
RHT 2015 Holdings	—	1,350,000	—	1,350,000	1,350,000	0.7%
RSS Holdings	—	4,518,258	—	4,518,258	4,518,258	2.4%
SSR Holdings	—	2,164,138	—	2,164,138	2,164,138	1.2%
RCT 2015 Holdings	—	1,350,000	—	1,350,000	1,350,000	0.7%
MAS Holdings	—	100	—	100	100	0.0%
NSDT 2009 STZ LLC	—	20,695	—	20,695	20,695	0.0%
NSDT 2011 STZ LLC	—	20,615	—	20,615	20,615	0.0%
RSS Management	—	156	156	—	156	0.0%
SSR Management	—	158	158	—	158	0.0%
LES Holdings	80,637	—	80,637	—	80,637	0.0%
MES Holdings	74,091	—	74,091	—	74,091	0.0%
The Marilyn Sands Master Trust(8)	—	—	—	—	—	0.0%
Sands Family Foundation	—	818,154	—	818,154	818,154	0.4%
Total Shares Owned by Reporting Persons					29,878,672

(1)

The reported shares of Class A Stock over which Richard Sands has the shared power to vote or dispose include (i) 874,443 shares of Class A Stock held by two family foundations where Mr. Sands serves as a director and officer, (ii) 43 shares of Class A Stock held by certain trusts for which Mr. Sands serves as co-trustee, of which neither he nor any of his immediate family members are beneficiaries, and (iii) 16,592 shares of Class A Stock held directly by a non-reporting person for which Mr. Sands was granted a power of attorney. Mr. Sands disclaims beneficial ownership of such shares. The reported shares of Class A Stock over which Mr. Sands has the shared power to vote or dispose also include 187,226 shares of Class A Stock held by RES Master LLC, a limited liability company that is wholly owned by a trust for which Mr. Sands serves as trustee and sole beneficiary. The reported shares of Class A Stock over which Mr. Sands has the shared power to dispose also include 28,047,296 shares of Class A Stock held by several family limited partnerships of which Mr. Sands indirectly controls a co-general partner and disclaims beneficial ownership except to the extent of pecuniary interest. The reporting of these shares as beneficially owned by Mr. Sands shall not be construed as an admission that Mr. Sands is the beneficial owner of such shares for purposes of Sections 13(d) or 13(g) of the Exchange Act or otherwise. Amounts reflected in the table above do not include 15,720 shares of Class A Stock beneficially owned by Richard Sands’ spouse. Mr. Sands disclaims beneficial ownership of such shares.

(2)

The reported shares of Class A Stock over which Robert Sands has the shared power to vote or dispose include (i) 874,443 shares of Class A Stock held by two family foundations where Robert Sands serves as a director and officer and (ii) 16,592 shares of Class A Stock held directly by a non-reporting person for which Mr. Sands was granted a power of attorney. Mr. Sands disclaims beneficial ownership of such shares. The reported shares of Class A Stock over which Mr. Sands has the shared power to vote or dispose also include 550,214 shares of Class A Stock held by RSS Master LLC, a limited liability company that is wholly owned by a trust for which Mr. Sands serves as trustee and sole beneficiary. The reported shares of Class A Stock over which Mr. Sands has the shared power to dispose also include 28,047,296 shares of Class A Stock held by several family limited partnerships of which Mr. Sands indirectly controls a co-general partner and disclaims beneficial ownership except to the extent of pecuniary interest. The reporting of these shares as beneficially owned by Mr. Sands shall not be construed as an admission that Mr. Sands is the beneficial owner of such shares for purposes of Sections 13(d) or 13(g) of the Exchange Act or otherwise. Amounts reflected in the table above do not include 21,098 shares of Class A Stock beneficially owned directly, or indirectly, by Robert Sands’ spouse. Mr. Sands disclaims beneficial ownership of such shares.

(3)

The reported shares of Class A Stock over which Abigail Bennett and Zachary Stern have shared power to dispose include 9,264,764 shares of Class A Stock held by A&Z 2015 Holdings. The reporting of such shares as beneficially owned by Ms. Bennett and Mr. Stern shall not be construed as an admission that either of them is the beneficial owner of such shares for purposes of Sections 13(d) or 13(g) of the Exchange Act or otherwise.

(4)

The reported shares of Class A Stock over which Zachary Stern has the shared power to vote and dispose include 41,310 shares of Class A Stock held by family owned limited liability companies of which Mr. Stern is the manager. The reporting of such shares as beneficially owned by Mr. Stern shall not be construed as an admission that he is the beneficial owner of such shares for purposes of Sections 13(d) or 13(g) of the Exchange Act or otherwise.

(5)	Astra Legacy LLC serves as voting manager to various Sands family entities.

(6)

Certain shares of Class A Stock have been pledged as set forth in Item 6 below. Subject to the terms of the various credit facilities, the number of shares of Class A Stock pledged to secure the credit facilities may increase or decrease from time to time and may be moved by the applicable pledgors among the various financial institutions from time to time. In the event of noncompliance with certain covenants under the credit facilities, the financial institutions have certain remedies including the right to sell the pledged shares subject to certain protections afforded to the borrowers and pledgors. The numbers and percentages reported with respect to Class A Common Stock do not take into account shares of Class 1 Common Stock owned, if any, or that can be purchased by exercising stock options to acquire shares of Class 1 Common Stock within (60) days of the date hereof.

(7)	WildStar Partners has dispositive power over the shares held by various Sands family entities.
(8)	As described in Item 4, The Marilyn Sands Master Trust sold its shares of Class A Stock.

None of the Reporting Persons has engaged in any transaction involving any Class A Stock during the past sixty (60) days of the date hereof except as set forth in Item 4 above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The description of the Registration Rights Agreement set forth under Item 4 of this Schedule 13D and the full text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 99.2, are each incorporated herein by reference.

The following Reporting Persons have pledged the following shares of Class A Stock to Goldman Sachs Bank USA for loans made to a Sands family investment vehicle (each, a “Borrower”) under one or more credit facilities:

Pledgor	Number of Shares of Class A Stock
RES Holdings	950,000

Total Pledged Shares	950,000

The following Reporting Persons (or persons whose shares are reported as beneficially owned by the Reporting Persons) have pledged the following shares of Class A Stock to Merrill Lynch for loans made to the Borrower under a credit facility:

Pledgor	Number of Shares of Class A Stock
A&Z 2015 Holdings	2,000,000
RES Holdings	3,650,000
SER Holdings	1,350,000
LES Holdings	80,637
MES Holdings	74,091

Total Pledged Shares	7,154,728

The Reporting Persons intend to remove 250,000 shares of Class A Stock currently pledged to Merrill Lynch.

The following Reporting Persons (or persons whose shares are reported as beneficially owned by the Reporting Persons) have pledged the following shares of Class A Stock to Manufacturers and Traders Trust Company for loans made to the Borrower under a credit facility:

Pledgor	Number of Shares of Class A Stock
RSS Master LLC	5,000
RSS Holdings	875,000

Total Pledged Shares	880,000

The following Reporting Persons (or persons whose shares are reported as beneficially owned by the Reporting Persons) have pledged the following shares of Class A Stock to Stifel Financial Corp. for loans made to the Borrower under a credit facility:

Pledgor	Number of Shares of Class A Stock
A&Z 2015 Holdings	218,964
SER Holdings	781,036

Total Pledged Shares	1,000,000

The following Reporting Persons (or persons whose shares are reported as beneficially owned by the Reporting Persons) have pledged the following shares of Class A Stock to U.S. Bank for loans made to the Borrower under a credit facility:

Pledgor	Number of Shares of Class A Stock
RSS Holdings	610,000
SSR Holdings	215,000

Total Pledged Shares	825,000

The following Reporting Persons (or persons whose shares are reported as beneficially owned by the Reporting Persons) have pledged the following shares of Class A Stock to Wells Fargo for loans made to the Borrower under a credit facility:

Pledgor	Number of Shares of Class A Stock
RES Holdings	700,000
A&Z 2015 Holdings	900,000
Total Pledged Shares	1,600,000

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement among the Reporting Persons filing this Amendment, dated November 14, 2022.

Exhibit 99.2	Registration Rights Agreement, dated November 10, 2022.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2022	By:

/s/ Richard Sands
Richard Sands

/s/ Robert Sands
Robert Sands

/s/ Abigail Bennett
Abigail Bennett

/s/ Zachary Stern
Zachary Stern

Astra Legacy LLC

	By:	/s/ Abigail Bennett
Name: Abigail Bennett
Title: President

A&Z 2015 Business Holdings LP
	By:	WildStar Partners LLC, its co-General Partner

/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer

RSS 2015 Business Holdings LP
	By:	WildStar Partners LLC, its co-General Partner

/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer

RES Master LLC

	By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Authorized Person

RSS Master LLC

	By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Authorized Person

RCT 2020 Investments LLC
	By:	RCT 2015 Business Holdings LP, its sole member

/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Authorized Person

WildStar Partners LLC

/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer

RES Business Holdings LP
By:	WildStar Partners LLC

/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer

SER Business Holdings LP
By:	WildStar Partners LLC

/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer

RHT 2015 Business Holdings LP
By:	WildStar Partners LLC

/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer

RSS Business Holdings LP
By:	WildStar Partners LLC

/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer

SSR Business Holdings LP
By:	WildStar Partners LLC

/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer

RSS 2015 Business Holdings LP
By:	WildStar Partners LLC

/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer

RCT 2015 Business Holdings LP
By:	WildStar Partners LLC

/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer

MAS Business Holdings LP
By:	WildStar Partners LLC

/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer

NSDT 2009 STZ LLC

/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Manager

NSDT 2011 STZ LLC

/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Manager

RSS Business Management LLC

/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Secretary

SSR Business Management LLC

/s/ Thomas M. Farace
Name: Thomas M. Farace

LES Lauren Holdings LLC

/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Manager

MES Mackenzie Holdings LLC

/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Manager

The Marilyn Sands Master Trust

/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Trustee

Sands Family Foundation

/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Secretary